MABEY & COOMBS, L.C.
                              Attorneys at Law
                    3098 South Highland Drive, Suite 323
                      Salt Lake City, Utah  84106-6001
                            Phone (801) 467-2021
                             Fax (801) 467-3256

JOHN MICHAEL COOMBS                              writer's direct line 467-2779
                                          writer's e-mail:  jmcoombs@sisna.com


                            September 22, 2005


VIA EXPRESS MAIL

S. Thomas Kluck, II, Staff Attorney
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Mail Stop 3561

     Re:   Tintic Gold Mining Company's response to July 1, 2005 Commission comment letter relative to Tintic Gold's May 27, 2005 second amended Form SB-2/A-2, File No. 333-119742

Dear Mr. Kluck:

     Tintic Gold has received the Commission's comment letter dated July 1, 2005 containing 73 comments to Tintic Gold Mining Company's ("Tintic Gold" or "Company") second amended Form SB-2/A-2 filing referenced above.

     Our third amended Form SB-2/A-3 filed simultaneously on Edgar with this letter has been revised in accordance with such July 1 comment letter. Our separate and supplementary comments or responses, in addition to the changes we have made in the document, are set forth and explained below.

        RESPONSE TO EACH OF THE COMMISSION'S 73 COMMENTS
               General Comments to Form SB-2/A-2

     1. We are and have been aware of Industry Guide No. 7 and we have complied with this comment.

     2. As set forth in the last sentence of this comment, we are mailing the Commission a map. Industry Guide No. 7, specifically, subparagraph
(c)(1), does NOT require furnishing a map to the Commission, let alone Edgarizing one, unless one has proven (measured) reserves or probable (indicated) reserves in a report. Based on the reports we have available to us, we have no such reserves and therefore, Industry Guide No. 7 does not require us to Edgarize a map to attach as an exhibit to our registration statement. We also do not believe that going to the cost and expense of Edgarizing a map of an area that the large majority of people know nothing about is the least meaningful. (If they do know the area, they will know where the claims are located because of its references to the Mammoth Mine and the town of Mammoth, which is about 1/4 of a mile away.) If a shareholder or investor wants a map, they can call or write us a letter and we will be happy to mail them a real one. Our professional Edgarizer, who has been Edgarizing since Edgarizing began, has also never Edgarized a map. We do not believe the law requires us to Edgarize a map and file it as an exhibit. This is an expense that we believe is simply unnecessary under the circumstances. If we were a large mining company with some kind of "reserves," that would be different.

     3. We are familiar with Industry Guide No. 7 and we were familiar with it when we submitted our original registration statement on Form SB-2, including the differences between the 3 types of mining companies or mining entities. Having said this, however, we do not believe it is as simple as that. This is because our mining claims did at one time have 1,800 tons of production (as we disclose in the registration statement) and the extensive mining shafts on the property, though old, do evidence development, if not outright production. Nonetheless, to the extent we did not adequately distinguish between exploration, development and production, the latter two concepts of which are inapplicable to us at this stage, based on what information we currently possess about our properties, we have made the necessary modifications or changes. A search of the words "develop," "development," and "production" should demonstrate that we have complied with this comment. See also response to comment no. 8 below.

     Cover Page

     4.   We are not certain that we understand all of this comment in that
Item 501(a)(10) of Regulation S-B applies to a prospectus used BEFORE the effective date of a registration statement. We have no desire or other intention of sending out a prospectus, let alone anyone's stock certificates, before our registration statement is effective. In other words, Item 501(a)(10) applies if amendments will be made. We do not envision that. Please explain if our understanding is incorrect or if the Commission thinks we should send out the prospectus before the SB-2/A-3 is deemed effective. Having said this, there is disclosure in our SB-2/A-3 right out of Item 501(a)(10) located above the prospectus heading and we have relocated it as preliminary prospectus language as this comment asks.

     5. We have not complied with this comment only because it is our belief and understanding that Kiwa is NOT an "underwriter." The Commission must appreciate the facts in order to share this view. The stock certificate of Tintic-Nevada issued to Tintic-Utah in exchange for transfer and conveyance of the mining claims to Tintic-Nevada was signed over and signature guaranteed by Tintic-Utah as part of the Plan of Distribution and the Plan and Agreement of Merger by and between Tintic-Utah and Kiwa, the latter of which is now attached as an exhibit to our SB-2/A-3. The certificate, once signed over, was physically delivered to Cottonwood Stock Transfer who is currently holding the certificate representing the shares, effectively as a trustee, for the benefit of the March 5, 2004, shareholders of Tintic-Utah. The certificate is in negotiable form and Kiwa has no claim or right in or to it in any fashion whatsoever. We no longer have contact with Kiwa or its principals for the simple reason that we have no reason to. Kiwa is NOT involved in the distribution transaction subject hereof and they are NOT making any distribution of our shares. We and our transfer agent are going to make the distribution once our registration statement is declared or deemed effective. Once again, contrary to the assumption in the comment that Kiwa is holding the shares, the fact is that it is NOT and it never has. Accordingly, we see no reason to incorrectly disclose or claim in our registration statement that Kiwa is an "underwriter." It is not. We might add that nothing in the Plan of Distribution or the agreements between the parties suggests that it would be, or serve as, an "underwriter." We have clarified in this Summary that we are making the distribution.

     6. The answer is "yes" and we have complied with the comment. The number of shares to be distributed are the same number of shares as were in fact issued and outstanding on the record date of the stock dividend, namely, March 5, 2004. This is pro rata as of March 5, 2004, the record date for determining those entitled to the stock dividend and subsequent distribution. We have made changes necessary to clarify this.

     Outside Back Cover Page

     7.   We are not sure that we understand this comment in that Item 502
(b) titled Dealer Prospectus Delivery Obligation only applies when a "dealer" is involved in the offering, or, in our case, the distribution. We are not a "dealer" and we are not using a "dealer" to make the distribution. We therefore have not complied with this comment only because we don't understand its relevance or applicability to our situation.

     Prospectus Summary, page 1

     8.   We have complied with this comment.  See our answer to comment no.
3 above. Once again, our information is that at one time 1,800 tons of ore were in fact extracted or removed from our mineral Claims. Accordingly, while 9the Claims may have been in actual production at some time in the distant past and while we are now in the exploration stage, we have distinguished between what was done in the late 1800's or early 1900's on our Claims and what we are doing, or trying to achieve, now. Please note that a search of the phrase "mining operations" or "mineral operations" will not be found in the revised document unless those words are used in an entirely different context.

     9.    We have complied with this comment.

     10. This comment misconstrues what has been said and meant. The mining claim assets owned by Tintic-Utah prior to the March 12, 2004 closing of the merger transaction were NOT "integral to or related to Kiwa's business," it not being in the mining business. Since Kiwa didn't want to worry about mining assets or any EPA-type liability that may have resulted in the future from owning mining properties in a once-very-active mining district (particularly when the EPA had declared the nearby Eureka area about 3 miles away as a Super-Fund Site), Kiwa decided that, as part of the merger transaction, it would divest itself of these assets. No one ever said and no one believes that those assets are, or ever were, of no value.

     11.         We have complied with this comment.

     12. While we understand this comment, the fact is that there is no disclosure in our registration statement concerning an effort, on our part, to exploit the surface rights of our mineral claims, for example, by condominium development (particularly in the desolate area of Mammoth, Utah), and therefore, we do not believe this comment is justified or necessary. However, in the interests of accommodating the Commission's concerns, we have complied with this comment by pointing out in the Summary that we only have the mineral rights and not any surface rights (though mining law gives one the unfettered right to access one's mineral claims via the surface regardless).

     13.  We have complied with this comment.

     Risk Factors, page 2

     14 through 20.      Since the Commission wants us, in Comments 14 and 19,
to create subheadings and otherwise title and separate out each Risk Factor and because we believe all of these comments are well-taken, we have completely re-written this entire section. In doing so, we have complied with Comments 14 through 20.

     Risk Factors Related to Our Mining Assets, page 5

     21. We have complied with this comment by creating a new risk factor no. 7.

     22. We have tried to comply with this comment though we disagree with it. Stating in the headings the words "uncertainty" is an obvious risk and the obvious result is that if the uncertainty in question is encountered, it will be more costly to the Company. If we are to include actual "consequences" in describing each of these risk factors, we believe the headings will be far too wordy though we have tried to comply with this comment where we believe such clarification or expansion can be accomplished.

     23. We have complied with this comment by re-wording the risk factor and stating it as the risk of lack of significant mineralization on the Claims, or the lack of commercial quantities of mineralization, in the event that we engage in a mining exploration program.

     24.  We have complied with this comment.

     25. Unfortunately, we cannot "describe the topographical effect on all previous exploration performed on the property" in this or any other section of the registration statement because we were not involved when previous exploration occurred, that is, between 80 and 100 years ago. We just don't know and we don't feel comfortable about guessing on this topic. Having said this, all this concept means is that if the property is inaccessible or hard to get to in one way or another, it will be more costly to set up drilling equipment and otherwise explore it.

     26. We have complied with this comment by including such a risk factor relative to the Company as a whole. See Risk Factor No. 20 mentioned in the general Risk Factors section above.

     The Distribution, page 7

     27.  We have complied with this comment.

     Manner of Effecting the Distribution, page 7

     28. We do not know how to comply with this comment. Our transfer agent, Cottonwood Stock Transfer, is making the actual distribution of the shares, as they should inasmuch as they are essentially holding the shares as a trustee. There are no individuals involved in the distribution and certainly no brokers. Because no brokers are involved we do not understand why this comment seeks to have us disclose which "broker's exemption" we are relying on. We are not relying on a broker's exemption. On the other hand, because we are acting as our own "underwriter" in connection with the distribution, we do not need a "broker's exemption."

     29. We have already answered the question posed by this comment in the section further below titled "Unclaimed or Abandoned Stock Resulting from the Distribution." Accordingly, reference is made to such section. Because of its applicability, we have also added a cross-reference to it in this section. In an effort to further answer the questions posed by this comment, both Utah and Nevada have statutes that relieve a stock transfer agent (and issuer) from continually mailing out communications to shareholders if the mailings come back. Under these statutes, the stock transfer agent is lawfully entitled to take a shareholder's address off the list. Tintic-Utah has done mailings for years to shareholders that have been returned in the mail. If and when the transfer agent removes the bad address from the list is something the transfer agent does in the ordinary course of its business. A person's address thus gets deleted from the list, though his or her name remains forever on the list. We have tried, over the years, to locate such shareholders but some of them have, or had, old addresses such as "Mr. John Doe, Podunk, Utah." Such addresses are simply "no good" in today's day and age using zip codes, etc.
To our knowledge, only approximately 55 shareholders have good addresses. The remainder have been marked by the transfer agent as having bad addresses and no mailings are now made to such persons, all as permissible under both Nevada and Utah law.

     30. We have complied with this comment and deleted the subject language though we disagree with it because we believe it is contrary to Nevada law. For example, stock is no longer "assessable" unless such is expressly provided for in a company's Articles of Incorporation. As such, it is fully paid for as a matter of law when issued, unless of course, a company issues it on the basis of a promissory note or something of that nature, an eventuality which is not at issue here. While this may be a "legal conclusion," we believe it is an obvious one. With this deletion the sentence now reads: "Holders of shares of Tintic-Nevada common stock will not be entitled to preemptive rights." (Under Nevada law, if a corporation wants pre-emptive rights they must be included in its Articles of Incorporation. Such a provision is NOT included in Tintic-Nevada's Articles.)

     Indemnification and Insurance, page 9

     31. We have located the subject language in Item 512(e), included it, and thus complied with this comment. At the same time, we would like to say that since Kiwa has had no hand whatsoever in our efforts to distribute our securities by means of this SB-2/A, we do not know how Kiwa or any of its officers or directors could be liable to anyone under the '33 Act.

     Rights of Kiwa Shareholders Before and After the Distribution, page 9

     32. We have complied with this comment though the same information is provided in Item 26 below this section, titled "Recent Sales of Unregistered Securities."

     Management's Plan of Operation, page 11

     33. We have complied with this comment and made substantial revisions to this section. Our Plan of Operation and the expenses associated with each step are better stated than in our previous SB-2/A. The source of funding for our Plan of Operation will be from the cash on hand and additional funding by our officers and directors as necessary. The focus of our business plan is to contact various mining company partners or joint venturers with expertise in exploratory mining and to use the report of Mr. Bruce Yeomans to generate interest in that regard.

     34. We have complied with this comment and made substantial revisions to this section. However, we must also say that we cannot comply with this comment fully because we do NOT intend to carry out mining exploration activities ourselves. While we have identified our work sequences that we do intend to carry out ourselves, not to mention likely exploration targets, the phased nature of the exploration process will be determined once we find a joint venture partner with experience in mining exploration, if we can eventually locate one. This is explained in our disclosure where we state "Because we will be entirely dependent on finding a third party mining partner to explore our mineral properties, we will have little control over the exploration process."

     35. We have complied with this comment and inserted such a paragraph in our Plan of Operations section.

     36. We believe we have already complied with this comment in our revisions to our Plan of Operation. Nothing more need be said. What we intend to do, day-to-day, is either obvious and self-explanatory or irrelevant simply because we are not the kind of business or company that has "day-to-day" operations per se. To be sure, we have NO employees, no formal office facilities for which we pay rent, and no income at the present time.

     Plan of Operation for the Next Twelve to Eighteen Months, page 11

     37. We have complied with this comment such as defining "stratigraphic," etc. But those that were difficult to define, we just deleted to make this geological information more readable and simple. We could always delete this information but since it is informative nonetheless and geologic descriptions are also required by Industry Guide 7, if known, we believe it is better to merely simplify it.

     38. This comment is moot in that we have revised our Risk Factors section substantially. Reference is made to new Risk Factor No. 23. There will not be "loans" from any officers or directors but equity investments as necessary to maintain our working capital. We currently have about $18,000 cash on hand. This is sufficient money to maintain reporting status for some time and also to achieve the specific Work Sequences that we have identified our Plan of Operations section.

     39. We complied with this comment by mentioning $18,000 in several places in the document. That is approximately the amount of money we currently have on-hand.

     40. In our revisions to this section, we have deleted the language in issue, thereby making this comment moot. See response to comment no. 38 above, a similar comment.

     41. We are sending the Commission a hard copy of this last report with the hard copy of this cover letter and with the red-lined version of our third amended registration statement.

     42. In our revisions to this section, we have complied with this comment. The language referred to was a little confusing and we believe we have clarified it. We have, and shall have, the capital to complete our designated Work Sequences, we just won't have, and don't have, the capital or mining expertise to embark on a mining exploration program.

     43. We have complied with this comment in our revisions. After we have completed our Work Sequences one through five, we will be in a position to contact mining companies that we believe will be interested in joint venturing or partnering with us to explore the Claims. We really aren't in a position to approach such persons until these Work Sequences are completed. Otherwise, a mining company likely wouldn't take us seriously. We have no time frame on this and to expect us to come up with one would be pure speculation and guess work, something that we do not believe is the least proper to be included in a registration statement.

     Business, page 15

     Corporate History, page 15

     44. Tintic-Utah did not receive any funding in connection with the business combination with Kiwa, other than what funding Kiwa or its shareholders brought in, and so there is nothing to disclose in response to this comment.

     45. We do not believe that simply referring to a document that is filed on Edgar so the reader can learn more about something is "incorporating by reference." But in the interests of accommodating the Commission and not arguing about the matter, we have deleted the reference as the comment asks.

     46. There is no such agreement with Mr. Hoffman and one is not necessary. People with mineral rights have the unfettered right to obtain access to the property for mining purposes. Mr. Hoffman cannot deny us access to the property in any way to the extent we need access for mining purposes. In fact, Mr. Hoffman could not even build anything on the property if it were to interfere in any way with our right to exploit our mineral properties. If so, we would have the right to tear it down. This is black letter mining law. Accordingly, there is no risk factor to add.

     The March 12, 2004 Merger or Reorganization with Kiwa, page 17

     47. We have complied with this comment by modifying the disclosure in this section and, among other things, attaching to our third amended SB-2/A-3, a copy of the March 12, 2004, Plan and Agreement of Merger by and between Kiwa and Tintic-Utah as a new exhibit. This agreement speaks to those issues raised by the Commission in this comment. This agreement was also attached as an exhibit to an 8-K filed by Kiwa on Edgar on March 29, 2004.

     As we indicate in our revisions to this section, from the period of April 16, 2004 through approximately April 19, 2004, in separate transactions that took place over a month after the actual merger transaction had occurred, former principals and affiliates, including two other stockholders of Tintic-Utah, privately negotiated the sale of the large majority of their Tintic-Utah shares to third parties. Four of these individuals filed Form 4's with the Commission fully reporting these transactions. The fifth individual was not required to do so. Reference is made to such Form 4's which are available on Edgar. These transactions involved sales of "restricted" and "control" shares from both affiliates and non-affiliates; those shares sold by affiliates were indicated as such to Tintic-Utah's stock transfer agent and no legal opinions to the contrary were ever issued or given by any of the sellers or Tintic-Utah. We have not attached copies of these stock purchase agreements to our amended registration statement because they occurred long after the merger had closed and were thus not in connection with the actual merger transaction. In our revision to this section, we also identify a finder or agent in connection with these post-merger stock sale transactions, a finder or agent who had no written agreement with the buyers or sellers relative to the services he performed for them and from whom he received compensation.

     We believe these revisions, and particularly our attachment of the Plan and Agreement of Merger as an exhibit, satisfy the disclosure required by Item 101(a) of Form S-B.

     Effect of the Merger, page 18

     48. We have complied with this comment by rehabilitating some of the inaccurate verbiage that was in this paragraph.

     Type of Property/Mining and Production History, page 19

     49. With all due respect, we disagree with this comment. We can explain. We do not mention other mining activity in the immediate vicinity that is in any way misleading. To the contrary, Mr. Yeomans' report and the work of geologist Crane as summarized in the registration statement opine that some of geologic formations on our properties trail off into the Grand Central and Centennial Eureka and therefore, mentioning these other properties only makes sense. No reference is made to any production that ever came from these other properties. There is nothing here that constitutes a misleading discussion or comparison by any stretch of the imagination. Secondly, if one reads where other properties are mentioned, it is in the context of giving the reader an idea of where our Claims are located. One cannot criticize us for not describing were the properties are located (and thus we are supposed to Edgarize a map, see comment no. 2 above) and simultaneously expect us to remove what descriptions there that are make knowing where the properties are located possible in the first place.

     50. We have complied with this comment as best as we can. Reference is made to our response to comment no. 3 above. The problem with simply deleting any reference to "ore" is that "ore" was in fact removed from our Claims at one time, though we lack more specific information in that regard at this time. It therefore isn't accurate to just matter-of-factly or blanketly delete all references to "ore" or "reserves." We wish it were that simple but it is not.

     51. We have complied with this comment though we believe that no harm is achieved by referencing these deceased mining geologists' work, particularly in a situation where, as here, little recent work has been done in the area and where all we and others have to rely on is this work and the more thorough work of geologist, Crane.

     Exploration, Development and Rehabilitation Work, page 22

     52. We have complied with this comment. The work Centurion did consisted of sampling and limited assay work.

     Future Plans for Exploration, page 23

     53.  We have complied with this comment and removed the subject report.


     Competitive Position, page 23

     54. We have complied with this comment by elaborating on a discussion of "competitive business conditions." At the same time, we believe we have already addressed this comment in newly added Risk Factor No. 16.

     Research and Development Activities, page 23

     55.  We have complied with this comment.

     Government Regulation, page 24

     56. We have complied with this comment and added extensive discussion of the mining permitting process in Utah.

     No Present Agreements with any Consultants, page 24

     57. We have complied with this comment. We have had NO discussions with any such person as of the date of this letter.

     Management and Principal Shareholders of Tintic Gold Mining Company, page 24

     Directors, Executive Officers, Promoters and Control Persons, page 24

     58.  We have complied with this comment.

     59.  We have complied with this comment; however, because Mr. J.M.
Coombs is NOT an officer or director of Tintic-Nevada, Rule 401(a) of Regulation S-B does NOT require, to our reading, the extensive personal disclosure about him as sought in this comment. Nonetheless, in the interests of getting our registration statement cleared, we have included such disclosure regardless. In further or supplemental response to this comment, Mr. J.M. Coombs, during the last 23 years or so, has had no other employment than as a practicing attorney. He has never been "employed" by Vis Viva Corporation, Valley High Mining Co., North Beck Joint Venture, Anticline Uranium, Inc., or any other company.

     60. We have complied with this comment. In addition to our revisions in response to this comment, we would like to supplementally respond by disclosing to the Commission that Millenium Quest, Inc., was originally known, in the early 1980's, as Teracom, Inc. Mr. Jack Coombs purchased investment stock in it at that time and never served as an officer or director of such company (at least to his recollection). Later, in the late 1980's or early 1990's, Teracom engaged in a merger transaction with a New York company known as Dix Hills Equities Group, Inc. The merger transaction was a failure in that the Dix Hills' principals had represented in writing that, as a condition to closing, they would raise an additional $1.75 million in funds post-closing but they never did. As a result, former management, that is, the Teracom management, engaged the services of Mr. J.M. Coombs outside counsel who had NOT been involved in the merger transaction to sue Dix Hills' management in Utah federal district court and rescind the merger transaction. Accordingly, Mr. J.M. Coombs sued Dix Hills management on behalf of Teracom's shareholders, alleging Rule 10b-5 securities fraud, among other claims and causes of action. The case was eventually settled and control of the company was returned to Teracom management. To his knowledge, Mr. J.M. Coombs does not own, and never has owned, any stock in Teracom, Dix Hills or Millenium Quest, Inc., and other than his representation of the plaintiff corporation in such lawsuit against Dix Hills' management, he has had no involvement with the company or its management.

     61. Contrary to this comment, this information is already disclosed in the last paragraph of this section. We have, however, elaborated on this disclosure to make it clearer. In addition, we have disclosed it in newly added Risk Factor No. 22.

     62. We have added a new Risk Factor No. 17 which addresses this comment and also, in this section, we have not only mentioned this risk factor but we have, at the same time, cross-referenced the reader to Risk Factor No. 17.

     Certain Relationships and Related Transactions, page 27

     63. Soon after the merger transaction with Kiwa, the officers and directors of Tintic-Nevada advanced $1,210 to cover initial costs and expenses incurred by the Company. This figure is represented as a payable on Tintic-Nevada's financial statements and a note thereto. Other than this amount, Tintic-Nevada is not currently indebted to any of its officers or directors, or any shareholders, in any way (other than out-of-pocket costs that might be owed an officer, for example, for photocopying costs). We have complied with this comment by adding language that states or explains the foregoing.

     64. We have had no transactions of any kind with any promoters, consultants or brokers, etc.; we have complied with this comment by adding language stating the same.

     Other

     65. We have complied with this comment by supplying the information required by Item 201(a)(1) and (2) of Regulation S-B in the section titled "Restricted Stock" immediately preceding the section titled "Certain Relationships and Related Transactions" and also in the section titled "Description of Tintic Gold Mining Company Capital Stock." We believe these additions fully address the comment. See also the section titled "Shares Eligible for Future Sale," which we believe already, to a large degree, satisfies this comment.

     Financial Statements

     General

     66. The financial statements have been revised to include the operations of the predecessor parent company from its reentrance into the exploration stage. The footnote disclosures have also been updated to explain the financial statement presentation.

     Other Regulatory

     67. The financial statements have been updated through the interim period ended June 30, 2005. We have also included a currently signed letter of consent from our independent auditors.

     Part II

     Recent Sale of Unregistered Securities

     68. The section asks that the issuer explain all "recent sales of unregistered securities." The 1,009,643 "restricted" shares issued by us in March 2004 to our then-parent company in exchange for its mining claim properties was a sale of "unregistered securities." While these shares are subject to the distribution/spin-off, the fact is that they were still initially issued as unregistered securities and therefore, in the interests of full disclosure, we mentioned this stock issuance as well as the subsequent, August 2004 issuance of 500,000 "restricted" shares for $25,000 in cash. We have revised this section (by deleting the superfluous reference to the distribution/spin-off) to make it clear that we have had but two transactions in the last year and half involving the sale of unregistered securities.

     69. We have complied with this comment. Reference is made to the revisions to this section.

     Exhibits

     70 through 72.  We have complied with each of these comments.

     Signatures

     73.  We have complied with this comment.

                      Closing Information

     We have attempted in good faith to address and incorporate each the Commission's comments. We believe that our third amended Form SB-2/A-3 is a substantial improvement over our May 27 version and we would hope that the Commission would agree with us and "clear" our third amended registration statement.

     As per the end the Commission's July 1 comment letter, this response letter is also being filed on EDGAR. Finally, along with a hard, signed copy of this letter that we are mailing to you via Express Mail, we will also be enclosing a red-lined version of the third amended registration statement changes, and a full copy of Mr. Yeoman's final report, which includes several maps.

     If you have any additional questions or comments after receiving these documents, please don't hesitate to let us know at your earliest convenience.

                                   Very truly yours,
                                   MABEY & COOMBS, L.C.


                                   /s/John Michael Coombs
                                   John Michael Coombs
                                   Attorneys for Tintic Gold Mining Co.

Enclosures